July 6, 2005


Mr. Robert J. Waters
Senior Vice President and Chief Financial Officer of EnerMark Inc. Enerplus Resources Fund
The Dome Tower
3000, 300 - 7th Avenue S.W.
Calgary, Alberta, Canada  T2P 2Z1

	Re:	Enerplus Resources Fund
		Form 40-F for Fiscal Year Ended December 31, 2004
Filed March 14, 2005
		File No. 1-15150

Dear Mr. Waters:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 40-F for the Fiscal Year Ended December 31, 2004

Financial Statements

Note 1(k) - Accounting for Unit Based Compensation, page 76

1. Please provide to us your detailed analysis supporting your conclusion that it is not possible for you to measure the compensation cost associated with your Trust Unit Rights Plan using an option pricing model. Please include in your analysis references to the precise accounting literature, for Canadian and U.S. GAAP, upon which you relied.

Note 14 - Differences Between Canadian and U.S. GAAP, page 89

2. Please explain to us why you do not believe you are required to provide the supplemental pro forma information described in FAS
141,
paragraphs 54 and 55, relative to your 2004 and 2003 acquisitions.

Closing Comments

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange
Act of
1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Sandy Eisen at (202) 551-3864 or me at (202)
551-
3684 if you have questions regarding these comments.

								Sincerely,



								April Sifford
								Branch Chief

cc: 	Sandy Eisen
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Mr. Robert J. Waters
Enerplus Resources Fund
July 6, 2005
page 3




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F STREET, N.E.
WASHINGTON, D.C. 20549

   DIVISION OF
CORPORATION FINANCE
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